UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Amendment to Memorandum and Articles of Association to Increase Authorized Share Capital

On May 20, 2025, Lytus Technologies Holdings PTV. Ltd. (the “Company”) amended its Memorandum and Articles of Association to increase its authorized share capital from 230,000,000 shares to 5,000,000,000 shares (the “Amendment”), as approved by the Company’s board of directors on May 20, 2025.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the copy of the Company’s amended and restated Memorandum and Articles of Association, as currently in effect, which was filed with British Virgin Islands Registrar of Corporate Affairs on May 20, 2025, and which is attached hereto as Exhibit 1.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2025

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer

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